SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

CURRENT TECHNOLOGY CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

2310E 10 4

(CUSIP Number)

Keith Denner 5901 Vista Drive West Des Moines, Iowa 50266 (515) 226-0000	Copy to: Jonathan Van Horn Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 492-6134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2005

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

CUSIP No. 23130E 10 4

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Keith Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,193,539*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,193,539*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,193,539*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON IN

*  Includes 16,908,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and 3,305,340 shares of Common Stock issuable upon conversion of the convertible promissory note described in Item 5(c) below. On the basis of Common Stock actually issued, Mr. Denner owns 14,979,266 shares of Common Stock, representing 22.3% of the class.

Item 1. Security and Issuer.

        This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed March 28, 2002 and Amendment No. 1 filed December 31, 2003, and relates to the common stock, no par value (the “Common Stock”) of Current Technology Corporation, a corporation continued under the Canada Business Corporations Act (the “Company”), with its principal executive offices located at 800 West Pender Street, Suite 530, Vancouver, British Columbia, Canada V6C 2V6.

Item 5. Interest in Securities of the Issuer.

(a)	As of the close of business on March 22, 2005, Mr. Denner’s beneficial ownership of Common Stock was 35,193,539 shares, representing 40.3% of the class. This amount includes 16,908,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and 3,305,340 shares of Common Stock issuable upon conversion of the convertible promissory note described in Item 5(c). On the basis of Common Stock actually issued, Mr. Denner owns 14,979,266 shares of Common Stock, representing 22.3% of the class. Percentage ownership responses are based on the representation of the Company that, as of March 22, 2005, there were 67,190,023 shares of Common Stock issued and outstanding.

(b)	The responses of Mr. Denner to Items 7 through 10 on the cover pages are incorporated herein by reference. All responses reflect the beneficial ownership as of March 22, 2005.

(c)	On March 22, 2005, Mr. Denner and the Company jointly announced that they had agreed to restructure a total of US$1,173,823 in debt (the “Previous Debt”) previously owed by the Company to Mr. Denner.

The Previous Debt consisted of: a promissory note in the amount of US$826,335; and a promissory note in the amount of US$347,488, which was convertible into Common Shares and warrants to purchase Common Shares. Under the terms of the restructured arrangements:

•	the US$826,335 promissory note has been restated as a convertible promissory note with the same principal amount bearing interest at 10% per annum and due and payable on January 2, 2007. Mr. Denner may convert all or any part of this new debt into Common Shares at a price of US$0.25 per share;

•	the Company issued to Mr. Denner warrants to acquire up to an additional 3,200,000 Common Shares at a purchase price of US$0.25 per share. These warrants are exercisable until the later of: (i) January 2, 2010; and (ii) the date which is one year and five business days after the US$826,335 promissory note is repaid in full;

•	the US$347,488 promissory note was converted into 6,949,766 Common Shares and warrants to acquire up to an additional 6,949,766 Common Shares at a purchase price of US$0.05 per share. These warrants are exercisable until the later of: (i) March 31, 2006; and (ii) the date which is one year and five business days after the US$826,335 promissory note is repaid in full; and

•	the expiry dates for 6,759,167 warrants to purchase Common Shares previously issued to Mr. Denner were extended to the later of: (i) January 9, 2007; and (ii) the date which is one year and five business days after the US$826,335 promissory note is repaid in full. In addition, the exercise price for 2,980,000 of these warrants has been changed such that it is now US$0.05 per share up to and including the later of February 7, 2006 and the date which is seven days after the US$826,335 promissory note is repaid in full, and US$0.10 per share thereafter until expiry.

(d)	Not applicable

(e)	Not applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   March 29, 2005

/s/ Keith Denner Keith Denner